UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 001-41870

Diversified Energy Company PLC

(Translation of registrant’s name into English)
1600 Corporate Drive
Birmingham, Alabama 35242
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-276139) OF DIVERSIFIED ENERGY COMPANY PLC, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE

On January 24, 2025, Diversified Energy Company PLC (the “Company”) entered into a merger agreement by and among Maverick Natural Resources, LLC (“Maverick”), Remington Merger Sub, LLC, and for certain provisions therein, Diversified Gas & Oil Corporation and EIG Management Company, LLC, to acquire Maverick, a portfolio company of EIG. This Form 6-K provides certain financial statements of Maverick and pro forma financial information of the Company.

In addition, on February 11, 2025, the Company issued a press release containing an update on its business activity for the year ended December 31, 2024, and details regarding its annual results conference call. A copy of the Company’s press release is attached hereto as Exhibit 99.5.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Audited Financial Statements of Maverick Natural Resources, LLC as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022
99.2	Unaudited Interim Financial Statements of Maverick Natural Resources, LLC as of September 30, 2024 and December 31, 2023 and for the nine months ended September 30, 2024 and 2023
99.3	Unaudited Pro Forma Condensed Combined Financial Information of Diversified Energy Company PLC as of June 30, 2024 and for the six months ended June 30, 2024 and the year ended December 31, 2023
99.4	Consent of PricewaterhouseCoopers LLP
99.5	Press Release, dated February 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diversified Energy Company plc

February 11, 2025	By:	/s/ Bradley G. Gray
Date		Bradley G. Gray
President & Chief Financial Officer